UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 2)

Cognyte Software Ltd.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

M25133105

(CUSIP Number)

Jonathan Brolin

Edenbrook Capital, LLC

116 Radio Circle

Mount Kisco, NY 10549

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 12, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	M25133105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Edenbrook Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
6,538,998
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
6,538,998
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,538,998
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.64%
14	TYPE OF REPORTING PERSON (See Instructions)
IA, OO

SCHEDULE 13D

CUSIP No.	M25133105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jonathan Brolin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
6,538,998
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
6,538,998
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,538,998
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.64%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1. Security and Issuer

This Amendment No. 2 ("Amendment No. 2") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on May 16, 2022, as subsequently amended on Scheduled 13D (as amended thereby and hereby, the "Schedule 13D") with respect to the ordinary shares, no par value ("Common Stock"), of Cognyte Software Ltd. (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D. This Amendment No. 2 amends Items 3, 5 and 6.

Item 3. Source and Amount of Funds or Other Considerations

Shares reported represent 6,538,998 shares of the Common Stock of the Issuer.

The net investment costs (including commissions, if any) of the Common Stock directly owned by the private investment funds advised by Edenbrook is approximately $52,009,669. The Common Stock was purchased with the investment capital of the private investment funds advised by Edenbrook.

Item 5. Interest in Securities of the Issuer

(a) As of the date hereof, Edenbrook and Mr. Brolin may be deemed to be the beneficial owners of 6,538,998 shares of Common Stock, constituting 9.64% of the shares of Common Stock, based upon 67,860,387 shares of Common Stock outstanding as of July 31, 2022, based on the information set forth in the Quarterly Report on form 6-F for the quarter ended July 31, 2022 filed by the Issuer on September 28, 2022.

(b) Edenbrook and Mr. Brolin have the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 6,538,998 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has the shared power to dispose or direct the disposition of 6,538,998 shares of Common Stock.

(c) The transactions by the Reporting Persons in the securities of the Issuer since our last filing are set forth in Schedule A. All such transactions were carried out in open market transactions.

(d)  No person other than the Reporting Persons and the private investment funds advised by Edenbrook are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by the Fund and the other private investment funds advised by Edenbrook.

(e) Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Open put option contracts consist of the put options that the reporting persons wrote for 4,400 and 6,400 put option contracts expiring in June 2024 and December 2024, respectively. The Reporting Persons will be required to purchase additional shares of Common Stock if the counterparty thereto exercises such put options.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 13, 2022
Dated

EDENBROOK CAPITAL, LLC

/s/ Jonathan Brolin___________

Name: Jonathan Brolin

Title: Managing Member

/s/ Jonathan Brolin

JONATHAN BROLIN

Schedule A

Transaction Date	Transaction Code	Shares	Price
9/30/2022	BY	25,734	4.074
10/3/2022	BY	20,000	4.034
10/4/2022	BY	42,328	3.975
10/5/2022	BY	20,000	3.854
10/6/2022	BY	80,000	3.678
10/6/2022	BY	50,000	3.650
10/7/2022	BY	75,000	3.336
10/7/2022	BY	81,700	3.396
10/10/2022	BY	60,000	3.202
10/10/2022	BY	100,500	3.206
10/11/2022	BY	120,000	2.995
10/12/2022	BY	19,900	2.990
10/13/2022	BY	13,100	2.8265